QSOUND LABS, INC.

REPORT OF MATTERS VOTED ON AND OUTCOME OF VOTING

ANNUAL MEETING OF SHAREHOLDERS

APRIL 27, 2007

This report sets out a description of each matter voted on at the Annual Meeting of shareholders of QSound Labs, Inc. (“Company”) held in Calgary, Alberta on April 27, 2007 and the outcome of voting.

1.

Description of Matter

Appointment of KPMG LLP, as auditors of the Company to hold office until the next annual general meeting or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.

Outcome of Voting

Approved.

2.

Description of Matter

Election of David J. Gallagher, M. Patty Chakour, Stanley E. McDougall and D. Tony Stelliga as directors of the Company to hold office until the next annual meeting of the Company.

Outcome of Voting

Approved.

3.

Description of Matter

Approval of Amendment of By-Law No. One.

Outcome of Voting

Approved.

4.

Description of Matter

Approval of 2007 Option Plan Officers, Employees and Consultant.

Outcome of Voting

Approved.

5.

Description of Matter

Approval of the grant of options to a consultant.

Outcome of Voting

Approved.